Filed Pursuant to Rule 424(b)(3)
                                           File No. 333-69292
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                                 INFINITY, INC.

                       SUPPLEMENT NO. 1 DATED MAY 14, 2002
                      TO PROSPECTUS DATED DECEMBER 10, 2001

     On May 13, 2001, we effected a two for one forward split of our outstanding common stock through a stock dividend. As a result, the 8% Convertible Subordinated Notes are now convertible into common stock at a conversion price of $5.00 per share. The placement agent warrants have been forward split two for one, and are now exercisable at $5.90 per share of common stock. All shares offered by the prospectus are adjusted accordingly.